CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

[redacted]

07028888

November 15, 2007

SUPPL

SEC MAIL PROCESSING SECTION
DEC 6 2007
WASHINGTON, DC
160

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached as part of our disclosure requirement to your office, the Insider Transaction report for October 2007.

Document	Date Range
Insider Transaction Detail	October 1, 2007 to October 31, 2007

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

PROCESSED
JAN 04 2008
THOMSON FINANCIAL

Sincerely,

Christina Fong

for Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Insider transaction detail - View details for issuer

2007-11-05 10:25 ET

Transactions sorted by : **Insider**
Issuer name : **CV Technologies (Starts with)**
Filing date range : **October 1, 2007 - October 31, 2007**
Debt securities : **Convertible Debentures**
Equity securities : **Common Shares, Units**
Issuer derivatives : **Options, Warrants, Other**
Issuer Industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Michaels, Gary Warren													
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer													
Security designation: Common Shares													
O 1051184	2007-09-21	2007-09-28	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	0.9300							

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
	1056552	2007-09-28	2007-10-05	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	0.9000	6,000						
A	1051184	2007-09-21	2007-10-05	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+2,000	0.9300	25,000						
	1056547	2007-09-28	2007-10-05	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+2,000	0.9000	27,000						
	1056551	2007-10-02	2007-10-05	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+2,000	0.9300	29,000						

END